Exhibit (a)(2)(ii)
UNITED INVESTORS INCOME PROPERTIES
c/o United Investors Real Estate, Inc.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
October 2, 2007
Dear Limited Partner:
     We previously sent you a letter dated September 26, 2007 regarding an unsolicited tender offer to purchase units of limited partnership interest (the “Units”) in United Investors Income Properties (the “Partnership”) initiated by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Special Fund 8, LLC; MP Income Fund 12, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 24, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”).
     The Partnership, through its general partner, is required by the rules of the Securities and Exchange Commission (the “SEC”) to make a recommendation regarding whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades and the Partnership has not recently conducted an analysis of the value of its Units. Because the general partner does not have a reliable indicator of the fair value of the Units, the general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
     However, in addition to the matters set forth in our prior letter, we call your attention to the following consideration:
•	In our initial letter we disclosed that, in connection with the refinancing of the first mortgage loan encumbering Bronson Place Apartments, the lender to the Partnership obtained an appraisal of the property. The Partnership has now obtained a copy of the lender appraisal of the property, dated August 22, 2007, in which an appraiser concluded that the as is market value of the property was $7,100,000 as of August 15, 2007.
The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.
Sincerely,
United Investors Real Estate, Inc.
General Partner